UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

19 Le Parvis

92073 Paris-La Défense, France

Telephone : +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487 and 333-187611) and Form F-3 (File No. 333-182854).

EXPLANATORY NOTE

On November 21, 2013, Sequans Communications S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Needham & Company, LLC (the “Representative”), as representative of the several underwriters listed in Schedule I to the Underwriting Agreement (the “Underwriters”), relating to an underwritten public offering of 12,500,000 American Depositary Shares (the “ADSs”), each representing one ordinary share, nominal value €0.02 per share, of the Company. The offering price to the public was $1.80 per ADS, and the Underwriters agreed to purchase the ADSs pursuant to the Underwriting Agreement at a price of $1.6875 per ADS. Under the terms of the Underwriting Agreement, the Company also granted the Underwriters a 30-day option to purchase up to an additional 1,875,000 ADSs from the Company.

On December 2, 2013, the Representative notified the Company of the Underwriters’ full exercise of the option to purchase 1,875,000 ADSs from the Company. The net proceeds to the Company from the sale of the additional ADSs pursuant to the exercise of the option was approximately $3.1 million, after deducting underwriting discounts and estimated offering expenses payable by the Company. The closing of the sale of additional ADSs took place on December 5, 2013, upon the satisfaction of customary closing conditions. On December 5, 2013, the Company issued a press release announcing the exercise and closing of the option. A copy of the press release is furnished as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A.
(Registrant)

Date: December 5, 2013	By:	/s/ Deborah Choate

Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated December 5, 2013